SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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FORM 8-A/A

AMENDMENT NO. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PEOPLES ENERGY CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Illinois	36-2642766
(State of Incorporation	(I.R.S. Employer
or Organization)	Identification No.)

130 East Randolph Drive, 24th Floor, Chicago, Illinois	60601-6207

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. | |

Securities Act registration statement file number to which this form relates: 1-5540 (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock Purchase Rights	New York Stock Exchange
Chicago Stock Exchange
Pacific Exchange
Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.    Description of Registrant's Securities to be Registered.

This amendment no. 2 to the registration statement on Form 8-A/A amends the registration statement on Form 8-A that Peoples Energy Corporation filed on May 3, 1996, as amended by amendment no. 1 on Form 8-A/A filed on October 18, 1999, to describe the rights in plain English.

DESCRIPTION OF COMMON STOCK PURCHASE RIGHTS

GENERAL

On May 1, 1996, the board of directors of Peoples Energy Corporation declared a dividend distribution of one common stock purchase right for each share of our common stock outstanding as of May 15, 1996. We will issue one right with each share of common stock we issue until the rights expire, are redeemed or exchanged or become exercisable. Each right, when it becomes exercisable, entitles its holder to purchase from us one-half of a share of our common stock at a price of $37.50. The value of this one-half of a share is intended to approximate the value of one share of common stock. However, under the circumstances described below under "Exercising the Rights," a holder who exercises his right will receive shares of our common stock or common stock of an acquiring company instead of one-half of a share of our common stock. We may adjust the $37.50 purchase price and the number of shares that may be purchased, as described below under "Adjustment of Purchase Price or Number of Shares."

The rights expire on May 1, 2006, unless we redeem or exchange them earlier, as described below under "Exchange or Redemption of Rights."

The distribution of the rights is not taxable to us or to the holders of our common stock. However, you may recognize taxable income in the event that the rights become exercisable for our common stock or other consideration or for the stock of an acquiring company or are exchanged under the circumstances described below under " Redemption and Exchange of Rights." We will receive no proceeds from the issuance of the rights. The rights are not dilutive and will not affect our reported earnings per share.

When we use the term "person" below, we mean either one individual or entity or a group of affiliated persons.

This description of rights is not complete, and we qualify this description by referring to the Rights Agreement, dated May 1, 1996, as amended by Amendment No.1 to Rights Agreement, dated October 6, 1999, between LaSalle Bank National Association, successor to Harris Trust and Savings Bank, as rights agent, and us. We also incorporate the Rights Agreement and Amendment No. 1 herein by reference. We filed the Rights Agreement as exhibit 1 to our Form 8-A dated May 2, 1996 and we filed Amendment No. 1 as exhibit 2 to our form 8-A/A dated October 18, 1999.

TRANSFER OF RIGHTS; DISTRIBUTION DATE

We have not issued separate certificates for the rights. Instead, the existing common stock certificates also represent the rights. The rights will separate from the common stock on the earlier of:

10 business days after a public announcement that a person has acquired, or obtained the right to acquire, 15% or more of our outstanding voting stock

10 business days after a person makes a tender offer or exchange offer which would result in the person acquiring, or obtaining the right to acquire, 15% or more of our outstanding voting stock.

The earlier of these two dates is called the distribution date.

If the distribution date occurs, we will mail to each record holder of our common stock at the close of business on the distribution date separate certificates to represent the rights. After that time, the separate right certificates, not the common stock certificates, will represent the rights.

A right itself does not give its holder any rights as a shareholder until the right is exercised or exchanged.

EXERCISING THE RIGHTS

A holder cannot exercise his right until the distribution date. Except as described below, after the distribution date, each holder who exercises his right for $37.50 will have the right to receive one-half of a share of our common stock.

Exercising the Rights for Shares of Our Common Stock

When a person has acquired, or obtained the right to acquire, 15% or more of our voting stock, each holder of a right who exercises his right for $37.50 will have the right to receive the number of shares of our common stock that have a market value of $75. However, rights owned by a person who has acquired, or obtained the right to acquire, 15% or more of our outstanding voting stock will be null and void.

Exercising the Rights for Shares of an Acquiring Company

Under certain circumstances, each holder of a right who exercises his right for $37.50 will have the right to receive the number of shares of common stock of an acquiring company that have a market value of $75. These circumstances are if:

we are acquired in a merger of other similar transaction,

we sell or transfer 50% or more of our assets or earning power or a person who has acquired, or obtained the right to acquire, 15% or more of our outstanding voting stock engages in some types of transactions with us which benefit the person due to its ownership of our stock.

This right to receive shares of common stock of the acquiring company replaces the right to receive shares of our common stock. However, rights owned by a person who has acquired, or obtained the right to acquire, 15% or more of our outstanding voting stock will be null and void.

ADJUSTMENT OF PURCHASE PRICE OR NUMBER OF SHARES

We may adjust the purchase price that a holder must pay to exercise his right, and the number of shares of stock that are issuable when a right is exercised, to prevent the rights from being diluted if there is a stock dividend on, or a subdivision, combination or reclassification of, our common stock,

if you are granted certain rights or warrants to subscribe for or purchase common stock or convertible securities at less than the market price of the common stock, or if you receive evidences of indebtedness or assets other than regular periodic cash dividends or dividends payable in the common stock or if you receive evidences of subscription rights or warrants other than those described above.

However, with certain exceptions, we are only required to make adjustments at the earlier of (1) three years after the event that made the adjustment necessary occurred and (2) after a cumulative adjustment of at least 1% in the purchase price is needed.

We will not issue fractional shares. Instead, we will make cash payments based on the market value of the common stock.

REDEMPTION AND EXCHANGE OF RIGHTS

Our board of directors may instead decide to redeem the rights, in whole but not in part, for $.01 per right. The board may do this at any time before 5:00 p.m., Chicago time, on the tenth business day after a public announcement that a person has acquired, or obtained the right to acquire, 15% or more of our outstanding voting stock. In that event, the holders of the rights will have only the right to receive $.01 per right.

Our board of directors may exchange the rights, in whole but not in part, at any time after a public announcement that a person has acquired, or obtained the right to acquire, 15% or more of our outstanding voting stock. Each of the rights may be exchanged for one share of our common stock, or, if there are not enough shares of common stock available, for cash or securities having the same market value as one share of our common stock. The rights owned by a person who has acquired, or obtained the right to acquire, 15% or more of our outstanding voting stock will be null and void and will not be exchanged.

AMENDMENTS TO THE TERMS OF THE RIGHTS

We may amend any provision of the Rights Agreement before the date a person has acquired, or obtained the right to acquire, 15% or more of our outstanding voting stock. After that time, we cannot amend the Rights Agreement in any way that would adversely affect the interests of the holders of the rights, except the interests of a person who has acquired, or obtained the right to acquire, 15% or more of our outstanding voting stock.

Item 2.    Exhibits

4.	Rights Agreement, dated as of May 1, 1996, between Peoples Energy Corporation and LaSalle Bank National Association, successor to Harris Trust and Savings Bank, as rights agent, (incorporated by reference to Exhibit 1 of Registration Statement on Form 8-A filed May 3, 1996 (File No. 1-5540)
4.1	Amendment No. 1 to Rights Agreement, dated as of October 6, 1999, between Peoples Energy Corporation and LaSalle Bank National Association, successor to Harris Trust and Savings Bank, as rights agent, (incorporated by reference to Exhibit a of Registration Statement on Form 8-A/A filed October 18, 1999 (File No. 1-5540)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PEOPLES ENERGY CORPORATION

Date: August 7, 2001	By: /s/ J. M. LUEBBERS
Name: J. M. Luebbers
Title: Vice President, Chief Financial Officer and Controller

EXHIBIT INDEX

Number	Description

4.	Rights Agreement, dated as of May 1, 1996, between Peoples Energy Corporation and LaSalle Bank National Association, successor to Harris Trust and Savings Bank, as rights agent, (incorporated by reference to Exhibit 1 of Registration Statement on Form 8-A filed May 3, 1996 (File No. 1-5540)
4.1	Amendment No. 1 to Rights Agreement, dated as of October 6, 1999, between Peoples Energy Corporation and LaSalle Bank National Association, successor to Harris Trust and Savings Bank, as rights agent, (incorporated by reference to Exhibit a of Registration Statement on Form 8-A/A filed October 18, 1999 (File No. 1-5540)